

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

<u>Via E-Mail</u>
Bonnie Brown
Chief Financial Officer
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

      **Re:    Tecogen Inc.**
              **Amendment No. 1 to Registration Statement on Form S-1**
              **Filed April 17, 2014**
              **File No. 333-193823**

Dear Ms. Brown:

      We have reviewed your amended registration statement and have the following comments.

<u>Use of Proceeds, page 20</u>

1.      Please remove the apparent inadvertent inclusion of "million" after "$500,000" in the first paragraph on page 20, or advise.

2.      We note your response to comment 7 in our letter dated February 27, 2014. Your proposed revised disclosure set forth in your response letter does not appear in the registration statement. Please advise.

<u>Exhibit Index</u>

3.      We note that you have not included XBRL tagged financials as exhibits to your registration statement. Rather, you make reference to the XBRL information in your annual report on Form 10-K for the fiscal year ended December 31, 2013. Please include electronically tagged Interactive Data Files with your next amendment.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc:     Edwin L. Miller (*via e-mail*)
        Sullivan & Worcester LLP